UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Shares, nominal value $0.001 per share

(Title of Class of Securities)

69269L104*

(CUSIP Number)

Sistema PJSFC

13/1 Mokhovaya Str, 125009, Moscow, Russia

Tel: +7 495 228 1500

with a copy to:

David Tavakalyan

13/1 Mokhovaya Str, 125009, Moscow, Russia

e-mail: Tavakalyan@sistema.ru

Tel: +7 495 228 1500 ext. 183

April 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule A

Schedule A is hereby amended as follows:

Mr. Vladimir Evtushenkov shall be deleted from the list of the persons relating to Sistema PJSFC due to his ceasing to be a controlling shareholder and member of the board of directors and any other management body of Sistema PJSFC.

CONTINUATION PAGES TO SCHEDULE 13D

Explanatory Note

This Amendment No.2 (the “Amendment No. 1”) amends Schedule A to the Schedule 13D of Ozon Holdings PLC (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020 (the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No.2 is being filed by Sistema PJSFC (“Sistema”), Sistema Venture Capital Fund LLC (“SVC”) and Sistema Venture Fund Ltd (“SVFL” and, together with Sistema and SVC, the “Reporting Persons”) to report an amendment to the list of persons as to which the name, business address, citizenship, and principal occupation or employment and other information is required to be disclosed in response to General Instruction C to Schedule 13D resulting from Mr. Vladimir Evtushenkov ceasing to be a controlling shareholder and member of the board of directors and any other management body of Sistema PJSFC.

Except as specifically provided herein, this Amendment No.2 does not modify or amend any of the information previously reported in the Schedule 13D, as amended by Amendment No. 1 filed with the SEC on May 28, 2021.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description of Exhibit

99.5	Joint Filing Agreement, dated April 28, 2022, by and among the Reporting Persons.

SIGNATURE

Dated: April 28, 2022

Sistema PJSFC

By:	/s/ Vladimir Chirakhov
Name: Vladimir Chirakhov
Title: Chief Executive Officer (President)

Sistema Venture Fund Limited

By:	/s/ Georgios Charalampous
Name: Georgios Charalampous
Title: Director

Sistema Venture Capital Fund LLC

By:	/s/ Dmitry Filatov
Name: Dmitry Filatov
Title: President